Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177833

Prospectus supplement

(To prospectus dated November 9, 2011)

25,000,000 Shares

Common stock

We are offering 25,000,000 shares of our common stock, par value $0.01 per share.

Our common stock is traded on the New York Stock Exchange under the symbol “OCN”. On November 9, 2011, the last reported sale price of our common stock on the New York Stock Exchange was $13.07 per share.

Investing in our common stock involves a high degree of risk. You are urged to read the sections entitled “Risk factors” beginning on page S-14 of this prospectus supplement and page 8 of the accompanying prospectus and in Item 1A of our most recent Annual Report on Form 10-K and Item 1A of each of our subsequently filed Quarterly Reports on Form 10-Q (which documents are incorporated by reference in this prospectus supplement and the accompanying prospectus), which describe specific risks and other information that should be considered before you make an investment decision.

	Per Share	Total

Public offering price	$13.00	$325,000,000

Underwriting discounts and commissions	$0.65	$16,250,000

Proceeds, before expenses, to us	$12.35	$308,750,000

The underwriters may also purchase up to an additional 3,750,000 shares of our common stock at the public offering price, less the underwriting discount and commission, within 30 days from the date of this prospectus solely to cover overallotments, if any.

We expect to deliver the shares of our common stock on or about November 16, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint book-running managers

J.P. Morgan	BofA Merrill Lynch	Citigroup

Co-manager

Keefe, Bruyette & Woods

November 9, 2011.

In making your investment decision, you should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different from that contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

S-i

About this prospectus supplement

This prospectus supplement is a supplement to the accompanying prospectus, dated November 9, 2011, that is also a part of this document.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the “Commission”) using the Commission’s shelf registration rules. In this prospectus supplement, we provide you with specific information about the terms of this offering of our common stock. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds to, updates and changes some of the information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

Before you invest in our common stock, you should read the registration statement of which this document forms a part and this document, including the documents incorporated by reference herein that are described under the heading “Where you can find more information; incorporation by reference.” You should read all information supplementing this prospectus supplement and the accompanying prospectus.

This prospectus supplement, including the accompanying prospectus and the incorporated documents, includes trademarks, service marks and trade names owned by us or other companies. All such trademarks, service marks and trade names are the property of their respective owners.

Except as otherwise indicated by the context, references in this prospectus supplement to “Ocwen,” “the Company,” “our company,” “we,” “us,” and “our” are to Ocwen Financial Corporation and its consolidated subsidiaries. The term “you” refers to a prospective investor.

Where you can find more information; incorporation by reference

We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. You can request copies of these documents by writing to the Commission and paying a fee for the copying costs. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our Commission filings are available at the Commission’s website at http://www.sec.gov.

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we have filed with the Commission under the Securities Act of 1933, as amended, or the Securities Act. The rules and regulations of the Commission allow us to omit from this prospectus supplement and the accompanying prospectus certain information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus supplement or the accompanying prospectus regarding the contents of any agreement or any other document, in each instance, such statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. You can obtain a copy of the registration statement from the Commission at the address listed above or from the Commission’s Internet website.

The Commission allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus supplement or the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and later information that we file with the Commission between the date of this prospectus supplement and the termination of this offering will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, as amended, or the Exchange Act, between the date of this prospectus supplement and the termination of this offering:

•	our Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 28, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 5, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 4, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed on November 9, 2011;

•

our Current Reports on Form 8-K or Form 8-K/A filed on November 18, 2010, January 6, 2011 (Items 5.02 and 9.01), January 6, 2011 (Items 5.03 and 9.01), January 14, 2011, February 24, 2011 (Items 5.02 and 8.01), May 18, 2011, June 6, 2011, August 1, 2011, August 16, 2011, September 2, 2011, September 8, 2011, September 29, 2011, October 4, 2011, October 24, 2011 and November 9, 2011; and

•

the description of our common stock contained in our registration statement on Form 8-A (File No. 001-13219), initially filed on July 25, 1997, including any amendments or reports filed for the purposes of updating this description.

To the extent that any information contained in any Current Report on Form 8-K or any exhibit thereto was furnished, rather than filed with the Commission, such information or exhibit is specifically not incorporated by reference in this prospectus supplement.

For purposes of this prospectus supplement and the accompanying prospectus, any statement contained in a document incorporated or deemed to be incorporated herein or therein by reference shall be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated herein or therein by reference modifies or supersedes such statement contained in the previous document.

These documents may also be accessed on our website at www.ocwen.com. Except as otherwise specifically incorporated by reference in this prospectus supplement or the accompanying prospectus, information contained in, or accessible through, our website is not a part of this prospectus supplement or the accompanying prospectus. You may request a copy of any or all of the information incorporated by reference, at no cost, by writing or telephoning us at the following:

Ocwen Financial Corporation

2002 Summit Boulevard, Sixth Floor

Atlanta, GA 30319

561-682-8957

email: shareholderrelations@ocwen.com

Attention: Investor Relations

Cautionary note regarding forward-looking statements

This prospectus supplement and the accompanying prospectus, including the information we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included or incorporated by reference into this prospectus supplement or the accompanying prospectus, including, without limitation, statements regarding our financial position, business strategy and other plans and objectives for our future operations, are forward-looking statements.

These forward-looking statements include declarations regarding our management’s beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “intend,” “consider,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict” or “continue” or the negative of such terms or other comparable terminology. Such statements are not guarantees of future performance as they are subject to certain assumptions, inherent risks and uncertainties in predicting future results. Important factors that could cause actual results to differ materially include, but are not limited to, the following:

•	our sources of liquidity; our ability to fund and recover advances, repay borrowings and comply with debt covenants; and the adequacy of financial resources;

•	servicing portfolio characteristics, including prepayment speeds, float balances, delinquency and advances rates;

•	our ability to grow or otherwise adapt our business, including the availability of new servicing opportunities and joint ventures;

•	our ability to integrate the systems, procedures and personnel of acquired companies into our company;

•	our ability to reduce our cost structure;

•	our ability to successfully modify delinquent loans, manage foreclosures and sell foreclosed properties;

•	our reserves, valuations, provisions and anticipated realization on assets;

•	our ability to effectively manage our exposure to interest rate changes and foreign exchange fluctuations;

•	our credit and servicer ratings and other actions from various rating agencies;

•	uncertainty related to general economic and market conditions, delinquency rates, home prices and real-estate owned disposition timelines;

•	uncertainty related to the actions of loan owners, including mortgage-backed securities investors, regarding loan putbacks or legal actions;

•

uncertainty related to the processes for judicial and non-judicial foreclosure proceedings, including potential additional costs or delays or moratoria in the future or claims pertaining to past practices;

•	uncertainty related to litigation or dispute resolution and inquiries from government agencies into past servicing and foreclosure practices;

•	uncertainty related to legislation, regulations, regulatory agency actions, government programs and policies, industry initiatives and evolving best servicing practices; and

•	uncertainty related to acquisitions.

Further information on the risks specific to our business is detailed in this prospectus supplement, the accompanying prospectus and our other reports and filings with the Commission, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements speak only as of the date they are made and should not be relied upon. Ocwen Financial Corporation undertakes no obligation to update or revise forward-looking statements.

For more information on the uncertainty of forward-looking statements, see “Risk factors” in our most recent Annual Report on Form 10-K and any applicable prospectus supplement.

Summary

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information about us and this offering. This summary may not contain all of the information that may be important to you. You should read carefully all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the information set forth under the caption “Risk Factors” in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference herein and therein, as well as our consolidated financial statements and the related notes thereto incorporated by reference herein, before making a decision to invest in our common stock.

The company

Ocwen Financial Corporation, through its subsidiaries, is a leading provider of residential and commercial mortgage loan servicing, special servicing and asset management services. Ocwen has over 4,000 employees and is headquartered in Atlanta, Georgia and has offices in West Palm Beach and Orlando, Florida, Houston, Texas and Washington, DC and support operations in India and Uruguay. Ocwen Financial Corporation is a Florida corporation organized in February 1988. Ocwen Loan Servicing, LLC (“OLS”), a wholly owned subsidiary of Ocwen, is a licensed mortgage servicer in all 50 states, the District of Columbia and two U.S. territories. As of September 30, 2011, we serviced or subserviced 692,654 loans with an aggregate unpaid principal balance (UPB) of $106.1 billion.

Our business

Ocwen is a leader in the servicing industry in increasing cash flows and improving loan values for mortgage loan investors and in keeping Americans in their homes through foreclosure prevention. Our leadership in the industry is evidenced by our high cure rate for delinquent loans and the above average rate of continuing performance by borrowers whose loans we modify.

Competitive strengths

Our competitive strengths are:

•

Lowest cost provider.    We believe that OLS has the lowest operating cost to service non-performing loans in the industry due largely to our use of robust technology and quality global labor resources. Based on average industry cost information provided by a third party valuation consultant on May 31, 2011, OLS’s net cost to service a non-performing loan was 70% lower than the average net cost for similarly-situated servicers.

•

Scalable servicing platform.    We believe that OLS has the most scalable platform in the industry primarily as a result of our superior technology. Recent examples of our ability to scale our platform in connection with acquisitions and other growth opportunities are described below in “Strategic Priorities” in this prospectus supplement.

•	Superior loss mitigation and cash management. We believe that OLS provides the highest servicing quality in the servicing of subprime loans based on the following third-party studies:

•

Credit Suisse (2008)—Ocwen had the highest payment rate of all servicers on 90+ delinquent loans for 2006 vintage subprime loans. Ocwen’s payment rate was more than double the midpoint of all servicers reported.

•

Bank of America/Merrill Lynch (July 2009)—Ocwen had the highest roll rate from 90+ delinquent to current on both fixed rate and adjustable rate subprime loans. Ocwen’s results were more than double the midpoint for all servicers reported.

•

Deutsche Bank (May 2010)—Ocwen was ranked first in a measure called “Recovery Score,” which evaluates the results of short sales and real estate owned sales based on the timeline to liquidate and loss severity.

•	J.P. Morgan (June 2010)—Ocwen was ranked first in Quality Rank, which considers the re-default rate for loans modified.

•	Various Reports on the federal Home Affordable Modification Program (HAMP) (2009-2010)—Ocwen was ranked among the top servicers in terms of converting trial modifications to permanent modifications.

•

Generate substantial cash flow.    Our servicing business has generated substantial cash flow. Healthy margins are augmented by the add-back of non-cash amortization expense. Cash flow is further enhanced by reducing delinquencies and the associated advances which allows Ocwen to recover the advance haircut and reduce asset intensity.

We believe that we achieve these superior results largely because of superior technology and processes. Our servicing platform runs on an information technology system developed over a period of more than 20 years at a cost of more than $140 million. We license this technology under long-term agreements with Altisource Portfolio Solutions S.A. (“Altisource”), the company created by the spin-off of the Ocwen Solutions line of business. We believe that this system is highly robust, retaining more data than the systems used by most other mortgage servicers. The system integrates non-linear loss mitigation models that optimize client cash flow by maximizing loan modifications and other borrower resolutions while also minimizing both re-defaults on modifications and foreclosures. The technology also integrates into the borrower communication process artificial intelligence, driven by behavioral and psychological principles, that provides dynamic solutions to borrowers. By tailoring “what we say” and “how we say it” to each individual borrower, we create a “market of one.” As a result, we are able to increase borrower acceptance rates of loan modifications and other resolution alternatives and at the same time increase compliance. These tools are continuously improved via feedback loops from controlled testing and monitoring of alternative solutions. Currently, Altisource employs over 300 software developers, modelers and psychology professionals focused on process improvement, borrower behavior, automation of manual processes and improvement of resolution models.

Strategic priorities

The long-term success of any mortgage servicer is driven primarily by four criteria:

•	Access to new servicing business;

•	Cost of servicing;

•	Ability to manage delinquencies and advances; and

•	Cost and amount of capital.

Ocwen is an established industry leader in cost of servicing and ability to manage delinquencies and advances. Since our acquisition of HomEq Servicing in 2010 as described below, the 90-day-plus rate for non-performing loans in that portfolio has been reduced from 28% to 23%, and servicing advances on that portfolio were reduced by more than 38% in the first 13 months following the boarding of the related loans. Similarly, since our acquisition of the Saxon mortgage servicing rights (“MSRs”) from Saxon Mortgage Services, Inc. in 2010 as described below, the 90-day-plus rate for non-performing loans in that portfolio has been reduced from 34% to 29%. While we will continue to pursue improvements in these areas, our plan for 2011 is more heavily focused on access to new servicing business and reducing our cost of capital relative to our peers, both banks and non-banks.

For accessing new servicing business, we have a four-pronged strategy:

•	Acquisition of existing servicing platforms;

•	Special servicing opportunities (both residential and commercial);

•	Flow servicing; and

•	New servicing segments.

As a result of the acquisition of Litton Loan Servicing LP (the “Litton Acquisition”), Ocwen’s servicing UPB grew by approximately $38.6 billion. This increased Ocwen’s residential servicing portfolio to $106.1 billion in UPB as of September 30, 2011, making Ocwen the 12th largest mortgage loan servicer in the United States. The book value of our MSRs as of September 30, 2011 was $300 million, which was comprised of $133 million for the MSRs we acquired in connection with the Litton Acquisition and $167 million for MSRs that were assets of Ocwen prior to that acquisition. A third party valued our MSRs at $311 million as of September 30, 2011, which was comprised of $133 million for the MSRs we acquired in connection with the Litton Acquisition and $178 million for MSRs that were assets of Ocwen prior to that acquisition. Our internal valuation of our MSRs as of September 30, 2011 was $1.04 billion, which was comprised of $468 million for the MSRs we acquired in connection with the Litton Acquisition and $572 million for MSRs that were assets of Ocwen prior to that acquisition.

In addition, Ocwen recently announced that it had entered into an agreement with Saxon Capital Holdings, Inc., a subsidiary of Morgan Stanley, to acquire SCI Services, Inc. and certain MSRs and an agreement with JPMorgan Chase Bank, N.A. to purchase a portfolio of MSRs, as more specifically described below.

Ocwen is currently evaluating over $300 billion in UPB of mortgage servicing assets and, although Ocwen will not necessarily be the winning bidder in all cases, we believe that Ocwen can compete effectively for these opportunities to the extent that Ocwen determines that an opportunity is attractive. With our highly automated platform, we believe we can quickly scale our servicing capabilities to handle acquired loan portfolios with only modest additions to infrastructure.

We expect to continue to pursue subservicing transactions, the acquisition of existing servicing portfolios and platforms and special servicing opportunities. We generally underwrite our bids to purchase MSRs and subservicing opportunities at a 25% to 30% rate of return. We have been able to grow our average residential UPB serviced significantly since the end of 2008 without access to a flow of newly originated business. On flow servicing, we worked with Altisource and its Lenders One business (which generated approximately 6% of new loans originated in the United States in 2010) to create a new entity to securitize newly originated loans. Ocwen and Altisource each hold a 49% equity interest in this new entity, Correspondent One. We believe that this venture can improve the economics for the members of Lenders One and allow Ocwen to compete for servicing rights for newly originated Federal Housing Administration loans. Depending on whether and to what extent proposed changes in the servicing fee structure for the Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac) loans are implemented, Ocwen may have an enhanced ability to compete for the servicing of an even broader potential flow of new loans.

We also plan on evaluating and developing capabilities to service new segments of the servicing industry such as reverse mortgages and home equity lines of credit. In addition, we now deploy a full on-shore servicing alternative for entities that limit or prohibit offshore activities by their service providers.

Results of our revenue growth initiatives include:

•

On March 29, 2010, we entered into a Servicing Rights Purchase and Sale Agreement under which we agreed to purchase from Saxon Mortgage Services, Inc. the rights to service approximately 38,000 mortgage loans with an aggregate UPB of approximately $6.9 billion. This acquisition was completed on May 3, 2010.

•

On May 28, 2010, we entered into an Asset Purchase Agreement pursuant to which OLS agreed to acquire the U.S. non-prime mortgage servicing business of Barclays Bank PLC known as “HomEq Servicing.” The HomEq acquisition closed on September 1, 2010, and we boarded approximately 134,000 residential loans with an aggregate UPB of approximately $22.4 billion onto Ocwen’s platform.

•

On April 15, 2011, we entered into an agreement to subservice approximately 13,000 non-agency mortgage loans with a UPB of approximately $2.9 billion. The boarding dates were May 2, 2011 and May 16, 2011. This agreement provides for reimbursement of servicing advances.

•

On September 1, 2011, we acquired from The Goldman Sachs Group, Inc. (“Goldman Sachs”) (i) all of the outstanding partnership interests in Litton Loan Servicing LP (“Litton”), a provider of servicing and subservicing of primarily non-prime residential mortgage loans and (ii) certain interest-only servicing strips previously owned by Goldman Sachs & Co., a subsidiary of

Goldman Sachs (collectively, the “Litton Loan Servicing Business”). The purchase resulted in the acquisition of a servicing portfolio of approximately $38.6 billion in UPB.

•

On October 19, 2011, we entered into a purchase agreement to acquire (i) the issued and outstanding stock of SCI Services, Inc. from a subsidiary of Morgan Stanley and (ii) certain MSRs from Morgan Stanley and its affiliates (the “Saxon Acquisition”) as more fully described below in “Recent Developments–Saxon Acquisition and JPMCB MSR Acquisition”.

•

On November 4, 2011, we entered into a servicing rights purchase agreement to acquire certain MSRs from JPMorgan Chase Bank, N.A. (the “JPMCB MSR Acquisition”) as more fully described below in “Recent developments–Saxon Acquisition and JPMCB MSR Acquisition”.

We expect to continue in 2011 and 2012 to roll out new initiatives designed to reduce the cost of servicing and to improve our ability to manage delinquencies and advances. These initiatives will also improve borrower customer service levels, increase loan modifications and reduce re-defaults on loan modifications. We have already rolled out our “Shared Appreciation Modification” in most states which incorporates principal reductions and lower payments for borrowers while still providing some ability for investors to recoup losses if property values increase over time. We also rolled out our “Appointment Model” approach for communicating with our delinquent borrowers which will allow borrowers to schedule a time to review their files with a resolution specialist. By allowing both the borrower and the resolution specialist to prepare for discussions in advance, we believe that the Appointment Model approach is the best way to improve service and provide borrowers with the choice of a single point of contact.

Our principal executive offices are located at 2002 Summit Boulevard, Sixth Floor, Atlanta, GA 30319, and our telephone number is (561) 682-8957.

Recent developments

Saxon Acquisition and JPMCB MSR Acquisition

On October 19, 2011, Ocwen, SCI Services, Inc., a Virginia corporation (“SCI”), Saxon Capital Holdings, Inc., a Delaware corporation (“Saxon”), Morgan Stanley Mortgage Capital Holdings LLC, a New York limited liability company (“Morgan Stanley Holdings”), and Morgan Stanley, a Delaware corporation (together with Saxon and Morgan Stanley Holdings, the “Saxon Sellers”), entered into a purchase agreement (the “Purchase Agreement”) pursuant to which, among other things, Ocwen agreed to acquire, subject to certain conditions and following certain restructuring transactions, (i) all of the outstanding stock of SCI, a subsidiary of Saxon and the corporate parent of Saxon Mortgage Services, Inc., a provider of servicing and subservicing of primarily non-prime residential mortgage loans (the “Saxon Business”) and (ii) certain MSRs currently owned by Morgan Stanley Holdings and its affiliates. The Saxon Acquisition includes the acquisition of approximately $26.8 billion in UPB of MSRs as of June 30, 2011, of which Ocwen subserviced approximately $10.8 billion as of June 30, 2011. The Saxon Acquisition also includes the acquisition of approximately $12.9 billion of loans that Saxon subservices for Morgan Stanley and others. This subservicing may be transferred to Ocwen, pending approval by the owners of the servicing, or will be subserviced by Ocwen under short-term agreements with Morgan Stanley Holdings. The base purchase price for the Saxon Acquisition is approximately $59.3 million which is payable by Ocwen in cash at closing, subject to certain adjustments at closing set forth in the Purchase Agreement. In addition, subject to adjustments based on outstanding servicer advances at closing, Ocwen will pay an estimated $292.2 million to Saxon for the portion of the estimated $1.392 billion of servicing advance receivables associated with the Saxon Business that will not be financed by third parties as described below.

For purposes of the Saxon Acquisition, Ocwen has received commitments from Wells Fargo, National Association and Credit Suisse AG, New York Branch for servicing advance facilities in an aggregate amount not to exceed $1.1 billion (the “Third Party Advance Facilities”). If the conditions to closing the Saxon Acquisition have been satisfied or waived and Ocwen does not consummate the Saxon Acquisition because the Third Party Advance Facilities (or other alternative debt financing) do not close, Ocwen would be required to pay the Saxon Sellers a termination payment of $40 million if either Ocwen or the Saxon Sellers elected to terminate the Purchase Agreement in accordance with its terms. Ocwen is obligated to use its reasonable best efforts to close on the Third Party Advance Facilities (or other alternative debt financing, subject to certain limitations set forth in the Purchase Agreement).

Each of the Saxon Sellers, SCI and Ocwen has made various representations, warranties and covenants in the Purchase Agreement. Saxon has agreed, among other things, to (i) conduct the Saxon Business in the ordinary course of business consistent with past custom and practice during the period prior to the consummation of the Saxon Acquisition and (ii) under certain conditions, to make post-closing adjustments for certain subservicing of whole loans that is terminated or transferred from SCI or its subsidiaries to another service provider within one year following the consummation of the Saxon Acquisition. Ocwen has agreed, among other things, to obtain an aggregate amount that is sufficient to finance the Saxon Acquisition, including the full amount of the purchase price and related fees and expenses.

As part of the Saxon Acquisition, the Saxon Sellers and Ocwen have agreed to indemnification provisions for the benefit of the other party. Additionally, the Saxon Sellers have agreed to retain certain contingent liabilities for losses, fines and penalties that could result from claims by government authorities and certain third parties relating to SCI’s and its subsidiaries’ pre-closing foreclosure, servicing and loan origination practices. Further, the Saxon Sellers and Ocwen have agreed to share certain losses arising out of third-party claims in connection with SCI’s pre-closing performance under its servicing agreements. See “Risk factors—Pursuit of acquisitions, such as the Litton Acquisition, the Saxon Acquisition and the JPMCB MSR Acquisition, exposes us to financial, execution and operational risks that could adversely affect us” in this prospectus supplement.

The Purchase Agreement contains specified termination rights for the parties. Among other circumstances, the Purchase Agreement may be terminated by either Saxon or Ocwen if the closing has not occurred by April 2, 2012 (the “Termination Date”); provided, that if either party fails to receive certain requisite regulatory approvals by such date, the Termination Date may be extended until June 1, 2012. The consummation of the Saxon Acquisition is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other conditions. There can be no assurance that the Saxon Acquisition will be consummated as proposed or at all.

In addition to the Saxon Acquisition, on November 4, 2011, Ocwen entered into a servicing rights purchase agreement with JPMorgan Chase Bank, N.A. (“JPMCB”) to acquire less than 2% of JPMCB’s mortgage servicing portfolio which includes servicing rights for certain third party private securitizations in which neither JPMCB nor any of its affiliated entities were issuers or loan sellers. The transaction relates to MSRs for approximately 82,000 non-prime loans with a UPB of approximately $15 billion as of September 30, 2011. The purchase price, subject to adjustment at closing and inclusive of servicing advance receivables, is approximately $950 million, which will be payable in cash by Ocwen. Ocwen expects to finance $625 million of the purchase price through an existing servicing advance facility. We do not expect the adjustment in the purchase price to be material.

As part of the JPMCB MSR Acquisition, JPMCB and Ocwen have agreed to indemnification provisions for the benefit of the other party. There is no assurance that JPMCB will fulfill its indemnification obligations.

The JPMCB MSR Acquisition is expected to close on January 1, 2012; however, the JPMCB MSR Acquisition may close in phases on more than one date. Closing of the JPMCB MSR Acquisition is subject to closing conditions, including but not limited to obtaining applicable third party authorizations and amendments. There can be no assurance that the JPMCB MSR Acquisition will be consummated as proposed or at all.

On MSRs that Ocwen purchases, like those in the Saxon Acquisition and JPMCB MSR Acquisition, we typically earn annual fees of up to 50 basis points of the average UPB on the loans serviced. Under subservicing arrangements, like those in the Saxon Acquisition, we are generally entitled to an annual fee of between 6 and 38 basis points of the average UPB.

Ocwen plans on funding the amounts for the Saxon and JPMCB MSR Acquisitions through a combination of cash on-hand, cash generated through operations, available credit, additional borrowing under our September 1, 2011 senior secured term loan facility, servicing advance facilities and the net proceeds of this offering.

The offering

Issuer	Ocwen Financial Corporation

Common stock offered	25,000,000 shares of common stock.(1)

Option to purchase additional shares of common stock	We have granted the underwriters an option exercisable for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 3,750,000 shares of our common stock sold in this offering to cover over-allotments, if any.

Common Stock Outstanding immediately following offering	126,093,217 shares.(2)

NYSE Symbol	“OCN”

Use of Proceeds	We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $308,467,000 million (or $354,779,500 million if the over-allotment option is exercised in full), after deducting the estimated underwriting discounts and commissions and our expenses related to this offering. We intend to use the net proceeds that we receive from the sale of our common stock covered by this prospectus supplement for the Saxon Acquisition and the JPMCB MSR Acquisition, as well as for general corporate purposes including additional acquisitions, which may include acquisitions of MSRs from affiliates of the underwriters in this offering, capital expenditures and working capital. See “Use of proceeds.”

Conflicts of Interest	As a portion of the net proceeds of this offering will be used to purchase the MSRs in the JPMCB MSR Acquisition and as an affiliate of J.P. Morgan Securities LLC is the seller in that transaction, an affiliate of J.P. Morgan Securities LLC may receive more than five percent of the net proceeds of this offering. See “Underwriting (conflicts of interest).”

Risk Factors	See “Risk factors” and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of certain factors you should carefully consider before deciding to invest in shares of our common stock.

(1)	This number excludes the shares of common stock issuable if the underwriters exercise their over-allotment option.
(2)

The number of shares of common stock shown as being outstanding after this offering is based on the number of shares outstanding as of September 30, 2011. This number excludes (i) shares of common stock issuable if the underwriters exercise their over-allotment option, (ii) 7,413,146 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2011 under our stock compensation plans and (iii) 11,618,599 shares of common stock available for future stock award grants as of September 30, 2011.

Risk factors

Before you decide whether to purchase any of our common stock, in addition to the other information in this prospectus supplement and the accompanying prospectus, you should carefully consider the risk factors set forth below as well as those set forth under the heading “Risk factors” in Item 1A of our most recent Annual Report on Form 10-K and Item 1A of each of our subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus supplement and the accompanying prospectus, as the same may be updated from time to time by our future filings under the Exchange Act. For more information, see the section entitled “Where you can find more information; incorporation by reference.”

The risks and uncertainties we describe are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of our common stock and the loss of all or part of your investment.

Risks relating to ownership of our common stock

Our common share price may experience substantial volatility which may affect your ability to sell our common stock at an advantageous price.

The market price of our common stock has been and may continue to be volatile. For example, the closing market price of our common stock on the New York Stock Exchange has fluctuated during the past twelve months between $8.61 per share and $14.95 per share and may continue to fluctuate. Therefore, the volatility may affect your ability to sell our common stock at an advantageous price. Market price fluctuations in our common stock may be due to acquisitions, dispositions or other material public announcements along with a variety of additional factors including, without limitation, those set forth under “Risk factors” and “Cautionary note regarding forward-looking statements.” In addition, the stock markets in general, including the New York Stock Exchange, recently have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of our common stock.

Shares of our common stock are relatively illiquid.

As of September 30, 2011, we had 101,093,217 shares of common stock outstanding. As of that date, approximately 23% of our common stock was held by our officers and directors and their affiliates. As of March 15, 2011, another approximately 19% of our common stock was held by two investors. As a result of our relatively small public float, our common stock may be less liquid than the common stock of companies with broader public ownership. The trading of a relatively small volume of our common stock may have a greater impact on the trading price of our common stock than would be the case if our public float were larger.

Risks relating to acquisitions

Pursuit of acquisitions, such as the Litton Acquisition, the Saxon Acquisition and the JPMCB MSR Acquisition, exposes us to financial, execution and operational risks that could adversely affect us.

We periodically explore acquisition opportunities, such as the Litton Acquisition, the Saxon Acquisition and the JPMCB MSR Acquisition, that we believe will help us fulfill our strategic objectives and enhance our earnings. In connection with such acquisition opportunities, we may be exposed to unknown or contingent liabilities of the businesses, assets and liabilities we acquire, and if these issues or liabilities exceed our estimates, our results of operations and financial condition may be materially negatively affected. For example, as a part of the Litton Acquisition, Goldman Sachs and Ocwen have agreed to indemnification provisions for the benefit of the other party. While Goldman Sachs has agreed to retain certain potential liabilities for fines and penalties that could be imposed by certain government authorities relating to Litton’s pre-closing foreclosure and servicing practices, Goldman Sachs and Ocwen have agreed to share certain losses arising out of potential third-party claims in connection with Litton’s pre-closing performance under its servicing agreements. Goldman Sachs has agreed to be liable for (i) eighty percent (80%) of any such losses until the amount paid by Goldman Sachs is equal to eighty percent (80%) of the Goldman Shared Loss Cap and (ii) thereafter, twenty percent (20%) of any such losses until the amount paid by Goldman Sachs is equal to the Goldman Shared Loss Cap. Ocwen has agreed to be liable for (i) twenty percent (20%) of any such losses until the amount paid by Ocwen is equal to twenty percent (20%) of the Goldman Shared Loss Cap, (ii) thereafter, eighty percent (80%) of any such losses until the amount paid by Ocwen is equal to the Goldman Shared Loss Cap and (iii) thereafter, one hundred (100%) of any such losses in excess of the Goldman Shared Loss Cap. The “Goldman Shared Loss Cap” is currently estimated to be approximately $123.6 million, or 50% of the adjusted purchase price of the Litton Acquisition, and may be further adjusted after final reconciliations of the purchase price are made.

Similarly, as a part of the Saxon Acquisition, the Saxon Sellers and Ocwen have agreed to indemnification provisions for the benefit of the other party. While the Saxon Sellers have agreed to retain certain contingent liabilities for losses, fines and penalties that could result from claims by government authorities and certain third parties relating to SCI’s pre-closing foreclosure, servicing and loan origination practices, the Saxon Sellers and Ocwen have agreed to share certain losses arising out of potential third-party claims in connection with SCI’s pre-closing performance under its servicing agreements. The Saxon Sellers have agreed to be liable for (i) seventy-five percent (75%) of any such losses until the amount paid by the Saxon Sellers is equal to sixty percent (60%) of the Saxon Shared Loss Cap (which is $83 million) and (ii) thereafter, twenty-five percent (25%) of any such losses until the amount paid by the Saxon Sellers is equal to the Saxon Shared Loss Cap. Ocwen has agreed to be liable for (i) first, twenty-five percent (25%) of any such losses until the amount paid by the Saxon Sellers is equal to sixty percent (60%) of the Saxon Shared Loss Cap, (ii) second, seventy-five percent (75%) of any such losses until the amount paid by the Saxon Sellers is equal to the Saxon Shared Loss Cap and (iii) thereafter, one hundred (100%) of any such losses in excess of the Saxon Shared Loss Cap.

We may be required to pay for certain above-described losses in connection with the Litton Acquisition, the Saxon Acquisition or the JPMCB MSR Acquisition. While we reserve amounts to pay for any of the above-described losses incurred in connection with such acquisitions, there is no assurance that Goldman Sachs, the Saxon Sellers or JPMCB will be able to fulfill their indemnification obligations or that the losses incurred by Ocwen will not exceed such reserves. Those reserves may not be adequate over time to protect against potential future losses, and if any such losses exceed the amount in the reserves, we would recognize losses covering such excess amount, which would adversely affect our net income and stockholders’ equity and, depending on the extent of such excess losses, could adversely affect our business. It is possible that certain financial covenants in our credit facilities would be breached by such excess losses.

In addition, the performance of the assets we acquire through transactions such as the Litton Acquisition, the Saxon Acquisition or the JPMCB MSR Acquisition may not match the historical performance of our other assets. We cannot guarantee that the assets we acquire will perform at levels meeting our expectations. We may find that we overpaid for the acquired assets or that the economic conditions underlying our acquisition decision have changed. It may also take several quarters for us to fully integrate the newly acquired assets into our business, during which period our results of operations and financial condition may be negatively affected. Further, certain one-time expenses associated with such acquisitions may have a negative impact on our results of operations and financial condition. There is no assurance that future acquisitions will not adversely affect our results of operations and financial condition.

The acquisition of entities such as Litton and SCI also requires integration of systems, procedures and personnel of the acquired entity into our company to make the transaction economically successful. This integration process is complicated and time consuming and, with respect to the loans serviced by the acquired business, can be disruptive to borrowers. If the integration process is not conducted successfully and with minimal effect on the acquired business and the related borrowers, we may not realize the anticipated economic benefits of particular acquisitions within our expected timeframe, and we may lose subservicing business or employees of the acquired business. We may also experience a greater than anticipated loss of business even if the integration process is successful.

Further, prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices we considered acceptable, and we expect that we will experience this condition in the future. In addition, in order to finance an acquisition we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or raise additional capital, which could dilute the interests of our existing shareholders. Also, it is possible that we will expend considerable resources in the pursuit of an acquisition that, ultimately, either does not close or is terminated. For example, if the conditions to closing the Saxon Acquisition have been satisfied or waived and Ocwen does not consummate the Saxon Acquisition because the Third Party Advance Facilities (or other alternative debt financing) do not close, Ocwen would be required to pay the Saxon Sellers a termination payment of $40 million if either Ocwen or the Saxon Sellers elected to terminate the Purchase Agreement in accordance with its terms.

Risks Related to the Company

A downgrade in our servicer ratings could have an adverse effect on our business, financing activities, financial condition and results of operations.

Standard & Poor’s, Moody’s and Fitch rate us as a mortgage servicer. Favorable ratings from the rating agencies are important to the conduct of our loan servicing business. On October 19, 2011, Standard & Poor’s downgraded our residential subprime servicer rating from “strong” to “above average.” While we do not believe that servicer ratings are always an accurate reflection of servicer capabilities, downgrades in servicer ratings can affect the terms of and the ability to finance servicing advances. In addition, some of our pooling and servicing agreements require that the servicer maintain specified servicer ratings. Our failure to maintain favorable or specified ratings may cause our termination as servicer and further impair our ability to consummate future servicing transactions, which could have an adverse effect on our business, financing activities, financial condition and results of operations.

Common stock price range and dividends

Our common stock is listed on the New York Stock Exchange under the symbol “OCN”. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the New York Stock Exchange.

2009	High	Low
First Quarter	$12.02	$8.37
Second Quarter	$13.30	$10.80
Third Quarter	$14.30	$9.02
Fourth Quarter	$11.95	$9.05

2010	High	Low
First Quarter	$11.36	$9.07
Second Quarter	$12.45	$10.09
Third Quarter	$10.74	$8.77
Fourth Quarter	$10.20	$8.48

2011	High	Low
First Quarter	$11.04	$9.50
Second Quarter	$12.76	$10.62
Third Quarter	$13.80	$11.24

We have never declared or paid any cash dividends on our common stock. We do not currently intend to pay cash dividends in the foreseeable future, but intend to reinvest earnings in our business. Any determination as to payment of dividends paid on our common stock will be made by our board of directors based on our financial condition, our results of operations and contractual and other restrictions to which we may be subject. Our board of directors has no obligation to declare dividends under Florida law or our amended and restated articles of incorporation.

Use of proceeds

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $308,467,000 million (or $354,779,500 million if the over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and our expenses related to this offering. We intend to use the net proceeds that we receive from the sale of our common stock covered by this prospectus supplement for the Saxon Acquisition and the JPMCB MSR Acquisition, as well as for general corporate purposes including additional acquisitions, which may include acquisitions of MSRs from affiliates of the underwriters, capital expenditures and working capital.

Capitalization

The following table sets forth our cash and our capitalization as of September 30, 2011 on:

•	an actual basis; and

•	an as adjusted basis to give effect to the sale of 25 million shares of common stock offered hereby and the application of the net proceeds therefrom as described under “Use of proceeds.”

You should read the following table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, as well as the financial statements as of December 31, 2010 and December 31, 2009 and each of the three years in the period ended December 31, 2010 for Litton incorporated in this prospectus supplement and the accompanying prospectus by reference to our Current Report on Form 8-K/A filed on October 4, 2011 and our Current Report on Form 8-K filed on November 9, 2011, each of which are incorporated by reference in this document, and with the section entitled “Description of capital stock” in the accompanying prospectus.

	As of September 30, 2011
(dollars in thousands)	Actual	As adjusted for this offering

Assets
Cash	$152,037	$460,504

Debt
Match funded liabilities	$3,080,228	$3,080,228
Lines of credit and other secured borrowings	555,110	555,110
3.25% Convertible Notes due August 1, 2024	56,435	56,435
10.875% Capital Trust Securities due August 1, 2027	26,119	26,119

Total debt	$3,717,892	$3,717,892

Equity
Ocwen Financial Corporation stockholders’ equity
Common stock	$1,011	$1,261
Additional paid-in capital	470,862	779,079
Retained earnings	514,136	514,136
Accumulated other comprehensive loss, net of income taxes	(8,307)	(8,307)

Total Ocwen Financial Corporation stockholders’ equity	977,702	1,286,169
Non-controlling interest in subsidiaries	241	241

Total equity	$977,943	$1,286,410

Total capitalization	$4,695,835	$5,004,302

Underwriting (conflicts of interest)

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers of this offering and as representatives of the underwriters named below. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed, severally and not jointly, to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC	12,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	5,625,000
Citigroup Global Markets Inc.	5,625,000
Keefe, Bruyette & Woods, Inc.	1,250,000

Total	25,000,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.39 per share. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 3,750,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.65 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise

Per Share	$0.65	$0.65
Total	$16,250,000	$18,687,500

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $283,000 and are payable by us.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters participating in this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus, other than (A) the shares of our common stock to be sold hereunder, (B) any shares of our common stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (C) any shares of our common stock, restricted stock, stock units or performance shares issued or options to purchase shares of our common stock granted pursuant to the Company’s employee benefit plans existing on the date hereof, or (D) any shares of our common stock issued pursuant to any of the Company’s non-employee director stock plan or dividend reinvestment plan or issued as directors’ qualifying shares. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless J.P. Morgan Securities LLC waives, in writing, such extension. Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the Commission and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than (A) (i) any corresponding sales of shares of our common stock the proceeds of which will be used to cover the tax liability resulting from any acquisition of shares of our common stock issued by the Company to its officers and directors upon the exercise of stock options outstanding on the date hereof or the vesting or conversion of restricted stock, stock units and performance shares outstanding on the date hereof under the Company’s existing employee benefit plans or director compensation plans, or (ii) the exercise of any stock option (outstanding on the date hereof) to purchase shares of our common stock or the vesting or conversion of restricted stock, stock units and performance shares outstanding on the date hereof, or (B) any transfers of shares of our common stock as a bona fide gift or gifts, to any trust, partnership or limited liability company the beneficiaries of which are such officer or director or a member of the immediate family of such officer or director, including grandchildren, or which occurs by operation of law, such as the rules of intestate succession; provided that in the case of any transfer of shares of our common stock pursuant to clause (B), each donee shall execute and deliver to the Representatives a lock-up letter in the form of this paragraph and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer (other than a filing on a Form 5 or Form 4 made after the expiration of the 90-day restricted period referred to above). Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless J.P. Morgan Securities LLC waives, in writing, such extension.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Our common stock is listed on the NYSE under the symbol “OCN”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount and commission received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined in the EU Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented;

•

to fewer than (i) 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the EU Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented) or (ii) if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons per Relevant Member State (other than qualified investors as defined in the EU Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented), subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive or Article 3(2) of the 2010 PD Amending Directive to the extent implemented.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to this offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, lending and other services for us (including acting as agents and/or principals in our securitizations) and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

As a portion of the net proceeds of this offering will be used to purchase the MSRs in the JPMCB MSR Acquisition and as an affiliate of J.P. Morgan Securities LLC is the seller in that transaction, an affiliate of J.P. Morgan Securities LLC may receive more than five percent of the net proceeds of this offering. Thus, J.P. Morgan Securities LLC is deemed to have a “conflict of interest” as defined in Rule 5121 of the Conduct Rules (Rule 5121) of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. J.P. Morgan Securities LLC will not make sales to discretionary accounts without the prior written consent of the customer. The appointment of a “qualified independent underwriter” is not required in connection with this offering, as a “bona fide public market,” as defined in Rule 5121, exists for our shares of common stock.

Legal matters

The validity of the issuance of the shares of our common stock offered under this prospectus supplement will be passed upon by Paul A. Koches, Executive Vice President and General Counsel of the Company. Certain other legal matters in connection with this offering will be passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York, and certain matters with respect to Florida law in connection with this offering will be passed upon for us by Greenberg Traurig, LLP. Certain legal matters related to this offering will be passed upon for the underwriters by Clifford Chance US LLP.

Experts

The financial statements, and the related financial statement schedules, incorporated in this prospectus supplement by reference from Ocwen Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010 and 2009, and the effectiveness of Ocwen Financial Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Ocwen Financial Corporation for the year ended December 31, 2008 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2010 and December 31, 2009 and for each of the three years in the period ended December 31, 2010 for the Litton Loan Servicing Business incorporated in this prospectus supplement by reference to Ocwen Financial Corporation’s Current Report on Form 8-K/A filed on October 4, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2009 and December 31, 2008 and for each of the three years in the period ended December 31, 2009 for HomeEq Servicing incorporated in this prospectus supplement by reference to Ocwen Financial Corporation’s Current Report on Form 8-K/A filed on November 18, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

$375,000,000

Ocwen Financial Corporation

Common stock, $0.01 par value per share

We may offer and sell from time to time, in one or more offerings and on terms that we will determine at the time of the offering, the securities described in this prospectus, up to an aggregate amount of $375,000,000.

We will provide the specific terms of any offering in supplements to this prospectus. We can only use this prospectus to offer and sell our common stock by also including a prospectus supplement relating to that offer and sale.

We may sell the common stock directly to you, through agents that we select or through underwriters and broker-dealers that we select. If we use agents, underwriters or broker-dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “OCN”.

Investing in our common stock involves a high degree of risk. You are urged to read the sections entitled “Risk factors” beginning on page 8 of this prospectus and in Item 1A of our most recent Annual Report on Form 10-K and Item 1A of each of our subsequently filed Quarterly Reports on Form 10-Q (which documents are incorporated by reference herein), which describe specific risks and other information that should be considered before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 9, 2011.

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “Commission,” utilizing a “shelf” registration process. Under the shelf registration process, we may sell the common stock described in this prospectus from time to time in one or more offerings. This prospectus provides you with a general description of the common stock that we may offer. We may also add, update or change information contained in this prospectus through one or more supplements to this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The rules of the Commission allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer to sell or seeking an offer to buy shares of our common stock under this prospectus in any jurisdiction where the offer or sale is not permitted. You should read all information supplementing this prospectus.

The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information; Incorporation by Reference.”

Except as otherwise indicated by the context, references in this prospectus to “Ocwen,” “we,” “us,” “our,” “the Company” or “our Company” are to Ocwen Financial Corporation and its consolidated subsidiaries.

Where you can find more information; incorporation by reference

We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. You can request copies of these documents by writing to the Commission and paying a fee for the copying costs. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our Commission filings are available at the Commission’s website at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the Commission. The registration statement contains more information than this prospectus regarding us and our common stock including certain exhibits and schedules. You can obtain a copy of the registration statement from the Commission at the address listed above or from the Commission’s Internet website.

The Commission allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, between the date of this prospectus and the termination of any offering made under this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 28, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 5, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 4, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed on November 9, 2011;

•

our Current Reports on Form 8-K or Form 8-K/A filed on November 18, 2010, January 6, 2011 (Items 5.02 and 9.01), January 6, 2011 (Items 5.03 and 9.01), January 14, 2011, February 24, 2011 (Items 5.02 and 8.01), May 18, 2011, June 6, 2011, August 1, 2011, August 16, 2011, September 2, 2011, September 8, 2011, September 29, 2011, October 4, 2011, October 24, 2011 and November 9, 2011; and

•

the description of our common stock contained in our registration statement on Form 8-A (File No. 001-13219), filed on July 25, 1997, including any amendments or reports filed for the purposes of updating this description.

To the extent that any information contained in any Current Report on Form 8-K or any exhibit thereto was furnished, rather than filed with the Commission, such information or exhibit is specifically not incorporated by reference in this prospectus.

This prospectus is part of a registration statement on Form S-3 that we have filed with the Commission under the Securities Act of 1933, or the Securities Act. The rules and regulations of the Commission allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, such statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

These documents may also be accessed on our website at www.ocwen.com. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

You may request a copy of any or all of the information incorporated by reference, at no cost, by writing or telephoning us at the following:

Ocwen Financial Corporation

2002 Summit Boulevard, Sixth Floor

Atlanta, GA 30319

561-682-8000

Attention: Investor Relations

Recasted segment information

Effective January 1, 2011, we realigned our business segments in response to the growth in our core servicing business and the continuing reductions in our equity investments in asset management vehicles and our remaining investments in subprime loans and residual securities. Effective with this realignment, our former Loans and Residuals segment and Asset Management Vehicles segment are included in Corporate Items and Other. The results of our Servicing business were unaffected by this change.

This change in segment reporting involved the reclassification of two business segments that were not material to Ocwen’s results and therefore did not represent a material retrospective change to the financial statements. In addition, the adoption of this change in segment reporting did not have any effect on our consolidated financial condition, results of operations or cash flows. As a result of the retrospective presentation and disclosure requirements under accounting principles generally accepted in the United States of America for changes in segment reporting, we are required to reflect the change in presentation and disclosure for all periods presented in future filings.

The principal effects of the segment change are summarized as follows:

	As reported in the annual report on form 10-K for the year ended December 31, 2010			Revised to conform to the current segment structure
	Loans and residuals	Asset management vehicles	Corporate items and other	Loans and residuals	Asset management vehicles	Corporate items and other

Results of Operations
For the year ended December 31, 2010
Revenue	$—	$696	$1,416	$—	$—	$2,112
Operating expenses	4,240	2,099	30,791	—	—	37,130

Loss from operations	(4,240)	(1,403)	(29,375)	—	—	(35,018)

Other income (expense):
Interest income	9,615	—	1,037	—	—	10,652
Interest expense	(654)	—	(4,755)	—	—	(5,409)
Other	(7,567)	606	(2,305)	—	—	(9,266)

Other income (expense), net	1,394	606	(6,023)	—	—	(4,023)

Loss from continuing operations before income taxes	$(2,846)	$(797)	$(35,398)	$—	$—	$(39,041)

For the year ended December 31, 2009
Revenue	$—	$1,851	$1,066	$—	$—	$2,917
Operating expenses	2,831	3,108	16,308	—	—	22,247

Loss from operations	(2,831)	(1,257)	(15,242)	—	—	(19,330)

Other income (expense):
Interest income	7,183	—	1,335	—	—	8,518
Interest expense	(1,447)	—	(447)	—	—	(1,894)
Other	(12,026)	(4,060)	12,936	—	—	(3,150)

Other income (expense), net	(6,290)	(4,060)	13,824	—	—	3,474

Loss from continuing operations before income taxes	$(9,121)	$(5,317)	$(1,418)	$—	$—	$(15,856)

For the year ended December 31, 2008
Revenue	$—	$3,664	$156	$—	$—	$3,820
Operating expenses	3,025	4,113	18,743	—	—	25,881

Loss from operations	(3,025)	(449)	(18,587)	—	—	(22,061)

Other income (expense):
Interest income	11,361	—	2,168	—	—	13,529
Interest expense	(3,177)	—	(4,812)	—	—	(7,989)
Other	(19,841)	(9,364)	(33,029)	—	—	(62,234)

Other income (expense), net	(11,657)	(9,364)	(35,673)	—	—	(56,694)

Loss from continuing operations before income taxes	$(14,682)	$(9,813)	$(54,260)	$—	$—	$(78,755)

Total Assets
December 31, 2010	$103,880	$12,097	$309,466	$—	$—	$425,443
December 31, 2009	48,690	15,271	514,177	—	—	578,138
December 31, 2008	67,317	26,755	664,962	—	—	759,034

Ocwen Financial Corporation

Ocwen Financial Corporation, through its subsidiaries, is a leading provider of residential and commercial mortgage loan servicing, special servicing and asset management services. Ocwen is headquartered in Atlanta, Georgia and has offices in West Palm Beach and Orlando, Florida, Houston, Texas and Washington, DC and support operations in India and Uruguay. Ocwen is a Florida corporation organized in February 1988. Ocwen Loan Servicing, LLC (“OLS”), a wholly owned subsidiary of Ocwen, is a licensed mortgage servicer in all 50 states, the District of Columbia and two U.S. territories. As of September 30, 2011, we serviced or subserviced 692,654 loans with an aggregate unpaid principal balance (UPB) of $106.1 billion.

Ocwen is a leader in the servicing industry in increasing cash flows and improving loan values for mortgage loan investors and in keeping Americans in their homes through foreclosure prevention. Our leadership in the industry is evidenced by our high cure rate for delinquent loans and the above average rate of continuing performance by borrowers whose loans we modify.

Our competitive advantages include low operating costs, scalable servicing platform and superior loss mitigation and cash management capabilities. We believe these advantages largely result from superior technology and processes. Our servicing platform runs on an information technology system that is highly robust and integrates non-linear loss mitigation models that optimize client cash flow by maximizing loan modifications and other borrower resolutions while also minimizing both re-defaults on modifications and foreclosures. The technology also integrates into the borrower communication process artificial intelligence, driven by behavioral and psychological principles, that provides dynamic solutions to borrowers. As a result, we are able to increase borrower acceptance rates of loan modifications and other resolution alternatives and at the same time increase compliance. These tools are continuously improved via feedback loops from controlled testing and monitoring of alternative solutions.

Our principal executive offices are located at 2002 Summit Boulevard, Sixth Floor, Atlanta, GA 30319, and our telephone number is (561) 682-8000 and our web address is www.ocwen.com.

Recent developments

Saxon acquisition and JPMCB MSR acquisition

On October 19, 2011, Ocwen, SCI Services, Inc., a Virginia corporation (“SCI”), Saxon Capital Holdings, Inc., a Delaware corporation (“Saxon”), Morgan Stanley Mortgage Capital Holdings LLC, a New York limited liability company (“Morgan Stanley Holdings”), and Morgan Stanley, a Delaware corporation (together with Saxon and Morgan Stanley Holdings, the “Saxon Sellers”), entered into a purchase agreement (the “Purchase Agreement”) pursuant to which, among other things, Ocwen agreed to acquire, subject to certain conditions and following certain restructuring transactions (i) all of the outstanding stock of SCI, a subsidiary of Saxon and the corporate parent of Saxon Mortgage Services, Inc., a provider of servicing and subservicing of primarily non-prime residential mortgage loans (the “Saxon Business”) and (ii) certain MSRs currently owned by Morgan Stanley Holdings and its affiliates. These and other transactions contemplated by the Purchase Agreement are referred to herein as the “Saxon Acquisition”. The Saxon Acquisition includes the acquisition of approximately $26.8 billion in UPB of MSRs as of June 30, 2011, of which Ocwen subserviced approximately $10.8 billion as of June 30, 2011. The Saxon Acquisition also includes the acquisition of approximately $12.9 billion of loans that Saxon subservices for Morgan Stanley and others. This subservicing may be transferred to Ocwen, pending approval by the owners of the servicing, or will be subserviced by Ocwen under short-term agreements with Morgan Stanley Holdings. The base purchase price for the Saxon Acquisition is approximately $59.3 million which is payable by Ocwen in cash at closing, subject to certain adjustments at closing set forth in the Purchase Agreement. In addition, subject to adjustments based on outstanding servicer advances at closing, Ocwen will pay an estimated $292.2 million to Saxon for the portion of the estimated $1.392 billion of servicing advance receivables associated with the Saxon Business that will not be financed by third parties as described below.

For purposes of the Saxon Acquisition, Ocwen has received commitments from Wells Fargo, National Association and Credit Suisse AG, New York Branch for servicing advance facilities in an aggregate amount not to exceed $1.1 billion (the “Third Party Advance Facilities”). If the conditions to closing the Saxon Acquisition have been satisfied or waived and Ocwen does not consummate the Saxon Acquisition because the Third Party Advance Facilities (or other alternative debt financing) do not close, Ocwen would be required to pay the Saxon Sellers a termination payment of $40 million if either Ocwen or the Saxon Sellers elected to terminate the Purchase Agreement in accordance with its terms. Ocwen is obligated to use its reasonable best efforts to close on the Third Party Advance Facilities (or other alternative debt financing, subject to certain limitations set forth in the Purchase Agreement).

Each of the Saxon Sellers, SCI and Ocwen has made various representations, warranties and covenants in the Purchase Agreement. Saxon has agreed, among other things, to (i) conduct the Saxon Business in the ordinary course of business consistent with past custom and practice during the period prior to the consummation of the Saxon Acquisition and (ii) under certain conditions, to make post-closing adjustments for certain subservicing of whole loans that is terminated or transferred from SCI or its subsidiaries to another service provider within one year following the consummation of the Saxon Acquisition. Ocwen has agreed, among other things, to obtain an aggregate amount that is sufficient to finance the Saxon Acquisition, including the full amount of the purchase price and related fees and expenses.

As part of the Saxon Acquisition, the Saxon Sellers and Ocwen have agreed to indemnification provisions for the benefit of the other party. Additionally, the Saxon Sellers have agreed to retain certain contingent liabilities for losses, fines and penalties that could result from claims by government authorities and certain third parties relating to SCI’s and its subsidiaries’ pre-closing foreclosure, servicing and loan origination practices. Further, the Saxon Sellers and Ocwen have agreed to share certain losses arising out of third-party claims in connection with SCI’s pre-closing performance under its servicing agreements. See “Risk Factors—Pursuit of acquisitions, such as the Litton Acquisition, the Saxon Acquisition and the JPMCB MSR Acquisition, exposes us to financial, execution and operational risks that could adversely affect us” in this prospectus.

The Purchase Agreement contains specified termination rights for the parties. Among other circumstances, the Purchase Agreement may be terminated by either Saxon or Ocwen if the closing has not occurred by April 2, 2012 (the “Termination Date”); provided, that if either party fails to receive certain requisite regulatory approvals by such date, the Termination Date may be extended until June 1, 2012. The consummation of the Saxon Acquisition is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other conditions. There can be no assurance that the Saxon Acquisition will be consummated as proposed or at all.

In addition to the Saxon Acquisition, on November 4, 2011, Ocwen entered into a servicing rights purchase agreement with JPMorgan Chase Bank, N.A. (“JPMCB”) to acquire less than 2% of JPMCB’s mortgage servicing portfolio which includes servicing rights for certain third party private securitizations in which neither JPMCB nor any of its affiliated entities were issuers or loan sellers (the “JPMCB MSR Acquisition”). The transaction relates to MSRs for approximately 82,000 non-prime loans with a UPB of approximately $15 billion as of September 30, 2011. The purchase price, subject to adjustment at closing and inclusive of servicing advance receivables, is approximately $950 million, which will be payable in cash by Ocwen. Ocwen expects to finance $625 million of the purchase price through an existing servicing advance facility. We do not expect the adjustment in the purchase price to be material.

As part of the JPMCB MSR Acquisition, JPMCB and Ocwen have agreed to indemnification provisions for the benefit of the other party. There is no assurance that JPMCB will fulfill its indemnification obligations.

The JPMCB MSR Acquisition is expected to close on January 1, 2012; however, the JPMCB MSR Acquisition may close in phases on more than one date. Closing of the JPMCB MSR Acquisition is subject to closing conditions, including but not limited to obtaining applicable third party authorizations and amendments. There can be no assurance that the JPMCB MSR Acquisition will be consummated as proposed or at all.

On MSRs that Ocwen purchases, like those in the Saxon Acquisition and JPMCB MSR Acquisition, we typically earn annual fees of up to 50 basis points of the average UPB on the loans serviced. Under subservicing arrangements, like those in the Saxon Acquisition, we are generally entitled to an annual fee of between 6 and 38 basis points of the average UPB.

Ocwen plans on funding the amounts for the Saxon and JPMCB MSR Acquisitions through a combination of cash on-hand, cash generated through operations, available credit, additional borrowing under our September 1, 2011 senior secured term loan facility, servicing advance facilities and the net proceeds of this offering.

Risk factors

Before you decide whether to purchase any of our common stock, in addition to the other information in this prospectus and the applicable prospectus supplement, you should carefully consider the risk factors set forth below as well as those set forth under the heading “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K, which are incorporated by reference into this prospectus, as the same may be updated from time to time by our future filings under the Exchange Act. For more information, see the section entitled “Where you can find more information; incorporation by reference.”

The risks and uncertainties we describe are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of our common stock and the loss of all or part of your investment.

Risks relating to ownership of our common stock

Our common share price may experience substantial volatility which may affect your ability to sell our common stock at an advantageous price.

The market price of our common stock has been and may continue to be volatile. For example, the closing market price of our common stock on the New York Stock Exchange has fluctuated during the past twelve months between $8.61 per share and $14.95 per share and may continue to fluctuate. Therefore, the volatility may affect your ability to sell our common stock at an advantageous price. Market price fluctuations in our common stock may be due to acquisitions, dispositions or other material public announcements along with a variety of additional factors including, without limitation, those set forth under “Risk factors” and “Cautionary note regarding forward-looking statements.” In addition, the stock markets in general, including the New York Stock Exchange, recently have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of our common stock.

Shares of our common stock are relatively illiquid.

As of September 30, 2011, we had 101,093,217 shares of common stock outstanding. As of that date, approximately 23% of our common stock was held by our officers and directors and their affiliates. As of March 15, 2011, another approximately 19% of our common stock was held by two investors. As a result of our relatively small public float, our common stock may be less liquid than the common stock of companies with broader public ownership. The trading of a relatively small volume of our common stock may have a greater impact on the trading price of our common stock than would be the case if our public float were larger.

Risks relating to acquisitions

Pursuit of acquisitions, such as the Litton Acquisition, the Saxon Acquisition and the JPMCB MSR Acquisition, exposes us to financial, execution and operational risks that could adversely affect us.

We periodically explore acquisition opportunities, such as the acquisition (the “Litton Acquisition”) of (i) all of the outstanding partnership interests in Litton Loan Servicing LP (“Litton”), a provider of servicing and subservicing of primarily non-prime residential mortgage loans and (ii) certain interest-only servicing strips previously owned by Goldman Sachs & Co (collectively, the “Litton Loan Servicing Business”) from The Goldman Sachs Group, Inc. (“Goldman Sachs”), the Saxon Acquisition and the JPMCB MSR Acquisition, that we believe will help us fulfill our strategic objectives and enhance our earnings. In connection with such acquisition opportunities, we may be exposed to unknown or contingent liabilities of the businesses, assets and liabilities we acquire, and if these issues or liabilities exceed our estimates, our results of operations and financial condition may be materially negatively affected. For example, as a part of the Litton Acquisition, Goldman Sachs and Ocwen have agreed to indemnification provisions for the benefit of the other party. While Goldman Sachs has agreed to retain certain potential liabilities for fines and penalties that could be imposed by certain government authorities relating to Litton’s pre-closing foreclosure and servicing practices, Goldman Sachs and Ocwen have agreed to share certain losses arising out of potential third-party claims in connection with Litton’s pre-closing performance under its servicing agreements. Goldman Sachs has agreed to be liable for (i) eighty percent (80%) of any such losses until the amount paid by Goldman Sachs is equal to eighty percent (80%) of the Goldman Shared Loss Cap and (ii) thereafter, twenty percent (20%) of any such losses until the amount paid by Goldman Sachs is equal to the Goldman Shared Loss Cap. Ocwen has agreed to be liable for (i) twenty percent (20%) of any such losses until the amount paid by Ocwen is equal to twenty percent (20%) of the Goldman Shared Loss Cap, (ii) thereafter, eighty percent (80%) of any such losses until the amount paid by Ocwen is equal to the Goldman Shared Loss Cap and (iii) thereafter, one hundred (100%) of any such losses in excess of the Goldman Shared Loss Cap. The “Goldman Shared Loss Cap” is currently estimated to be approximately $123.6 million, or 50% of the adjusted purchase price of the Litton Acquisition, and may be further adjusted after final reconciliations of the purchase price are made.

Similarly, as a part of the Saxon Acquisition, the Saxon Sellers and Ocwen have agreed to indemnification provisions for the benefit of the other party. While the Saxon Sellers have agreed to retain certain contingent liabilities for losses, fines and penalties that could result from claims by government authorities and certain third parties relating to SCI’s pre-closing foreclosure, servicing and loan origination practices, the Saxon Sellers and Ocwen have agreed to share certain losses arising out of potential third-party claims in connection with SCI’s pre-closing performance under its servicing agreements. The Saxon Sellers have agreed to be liable for (i) seventy-five percent (75%) of any such losses until the amount paid by the Saxon Sellers is equal to sixty percent (60%) of the Saxon Shared Loss Cap (which is $83 million) and (ii) thereafter, twenty-five percent (25%) of any such losses until the amount paid by the Saxon Sellers is equal to the Saxon Shared Loss Cap. Ocwen has agreed to be liable for (i) first, twenty-five percent (25%) of any such losses until the amount paid by the Saxon Sellers is equal to sixty percent (60%) of the Saxon Shared Loss Cap, (ii) second, seventy-five percent (75%) of any such losses until the amount paid by the Saxon Sellers is equal to the Saxon Shared Loss Cap and (iii) thereafter, one hundred (100%) of any such losses in excess of the Saxon Shared Loss Cap.

We may be required to pay for certain above-described losses in connection with the Litton Acquisition, the Saxon Acquisition or the JPMCB MSR Acquisition. While we reserve amounts to pay for any of the above-described losses incurred in connection with such acquisitions, there is no assurance that Goldman Sachs, the Saxon Sellers or JPMCB will be able to fulfill their indemnification obligations or that the losses incurred by Ocwen will not exceed such reserves. Those reserves may not be adequate over time to protect against potential future losses, and if any such losses exceed the amount in the reserves, we would recognize losses covering such excess amount, which would adversely affect our net income and stockholders’ equity and, depending on the extent of such excess losses, could adversely affect our business. It is possible that certain financial covenants in our credit facilities would be breached by such excess losses.

In addition, the performance of the assets we acquire through transactions such as the Litton Acquisition, the Saxon Acquisition or the JPMCB MSR Acquisition may not match the historical performance of our other assets. We cannot guarantee that the assets we acquire will perform at levels meeting our expectations. We may find that we overpaid for the acquired assets or that the economic conditions underlying our acquisition decision have changed. It may also take several quarters for us to fully integrate the newly acquired assets into our business, during which period our results of operations and financial condition may be negatively affected. Further, certain one-time expenses associated with such acquisitions may have a negative impact on our results of operations and financial condition. There is no assurance that future acquisitions will not adversely affect our results of operations and financial condition.

The acquisition of entities such as Litton and SCI also requires integration of systems, procedures and personnel of the acquired entity into our company to make the transaction economically successful. This integration process is complicated and time consuming and, with respect to the loans serviced by the acquired business, can be disruptive to borrowers. If the integration process is not conducted successfully and with minimal effect on the acquired business and the related borrowers, we may not realize the anticipated economic benefits of particular acquisitions within our expected timeframe, and we may lose subservicing business or employees of the acquired business. We may also experience a greater than anticipated loss of business even if the integration process is successful.

Further, prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices we considered acceptable, and we expect that we will experience this condition in the future. In addition, in order to finance an acquisition we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or raise additional capital, which could dilute the interests of our existing shareholders. Also, it is possible that we will expend considerable resources in the pursuit of an acquisition that, ultimately, either does not close or is terminated. For example, if the conditions to closing the Saxon Acquisition have been satisfied or waived and Ocwen does not consummate the Saxon Acquisition because the Third Party Advance Facilities (or other alternative debt financing) do not close, Ocwen would be required to pay the Saxon Sellers a termination payment of $40 million if either Ocwen or the Saxon Sellers elected to terminate the Purchase Agreement in accordance with its terms.

Risks Related to the Company

A downgrade in our servicer ratings could have an adverse effect on our business, financing activities, financial condition and results of operations.

Standard & Poor’s, Moody’s and Fitch rate us as a mortgage servicer. Favorable ratings from the rating agencies are important to the conduct of our loan servicing business. On October 19, 2011, Standard & Poor’s downgraded our residential subprime servicer rating from “strong” to “above average.” While we do not believe that servicer ratings are always an accurate reflection of servicer capabilities, downgrades in servicer ratings can affect the terms of and the ability to finance servicing advances. In addition, some of our pooling and servicing agreements require that the servicer maintain specified servicer ratings. Our failure to maintain favorable or specified ratings may cause our termination as servicer and further impair our ability to consummate future servicing transactions, which could have an adverse effect on our business, financing activities, financial condition and results of operations.

Cautionary note regarding forward-looking statements

This prospectus, including the information we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included or incorporated by reference into this prospectus, including, without limitation, statements regarding our financial position, business strategy and other plans and objectives for our future operations, are forward-looking statements.

These forward-looking statements include declarations regarding our management’s beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “intend,” “consider,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict” or “continue” or the negative of such terms or other comparable terminology. Such statements are not guarantees of future performance as they are subject to certain assumptions, inherent risks and uncertainties in predicting future results. Important factors that could cause actual results to differ materially include, but are not limited to, the following:

•	our sources of liquidity; our ability to fund and recover advances, repay borrowings, and comply with debt covenants; and the adequacy of financial resources;

•	servicing portfolio characteristics, including prepayment speeds, float balances, delinquency and advances rates;

•	our ability to grow or otherwise adapt our business, including the availability of new servicing opportunities and joint ventures;

•	our ability to integrate the systems, procedures and personnel of acquired companies into our company;

•	our ability to reduce our cost structure;

•	our ability to successfully modify delinquent loans, manage foreclosures and sell foreclosed properties;

•	our reserves, valuations, provisions and anticipated realization on assets;

•	our ability to effectively manage our exposure to interest rate changes and foreign exchange fluctuations;

•	our credit and servicer ratings and other actions from various rating agencies;

•	uncertainty related to general economic and market conditions, delinquency rates, home prices and real-estate owned disposition timelines;

•	uncertainty related to the actions of loan owners, including mortgage-backed securities investors, regarding loan putbacks or legal actions;

•

uncertainty related to the processes for judicial and non-judicial foreclosure proceedings, including potential additional costs or delays or moratoria in the future or claims pertaining to past practices;

•	uncertainty related to litigation or dispute resolution and inquiries from government agencies into past servicing and foreclosure practices;

•	uncertainty related to legislation, regulations, regulatory agency actions, government programs and policies, industry initiatives and evolving best servicing practices; and

•	uncertainty related to acquisitions.

Further information on the risks specific to our business is detailed within this prospectus and our other reports and filings with the Commission, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements speak only as of the date they are made and should not be relied upon. Ocwen Financial Corporation undertakes no obligation to update or revise forward-looking statements.

For more information on the uncertainty of forward-looking statements, see “Risk Factors” in our most recent Annual Report on Form 10-K and any applicable prospectus supplement.

Use of proceeds

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds that we receive from the sale of our common stock covered by this prospectus for general corporate purposes including acquisitions, capital expenditures, working capital, repayment of indebtedness and any other purposes that we specify in the applicable prospectus supplement.

Description of capital stock

The following description does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of incorporation and by-laws.

General

Pursuant to our amended and restated articles of incorporation, we are authorized to issue 200 million shares of common stock, par value $0.01 per share, and 20 million shares of preferred stock, par value $0.01 per share. As of September 30, 2011, there were 101,093,217 shares of common stock outstanding and no shares of preferred stock outstanding.

Common stock

Each common share has the same relative rights as, and is identical in all respects with, each other common share. All shares of common stock currently outstanding are fully paid and nonassessable. The common shares represent nonwithdrawable capital and are not subject to call for redemption. The common shares are not an account of an insurable type and are not insured by the Federal Deposit Insurance Corporation or any other governmental authority.

We may pay dividends if, as and when declared by our Board of Directors, subject to compliance with limitations which are imposed by law. The holders of common shares will be entitled to receive and share equally in such dividends as may be declared by our Board of Directors out of funds legally available therefor. If we issue preferred shares, the holders thereof may have a priority over the holders of the common shares with respect to dividends.

The holders of common shares possess exclusive voting rights in Ocwen. They elect our Board of Directors and act on such other matters as are required to be presented to them under applicable law or our amended and restated articles of incorporation or as are otherwise presented to them by our Board of Directors. Each holder of common shares is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If we issue preferred shares, holders of the preferred shares also may possess voting rights.

If we liquidate, dissolve or wind-up, the holders of the then-outstanding common shares would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution. If preferred shares are issued, the holders thereof may have a priority over the holders of the common shares in the event of liquidation or dissolution.

Holders of the common shares are not entitled to preemptive rights with respect to any shares which may be issued in the future. Thus, we may sell common shares without first offering them to the then holders of the common shares.

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company. All common shares issued will, when issued, be fully paid and nonassessable.

Preferred stock

Our Board of Directors is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 20 million shares of preferred stock in one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issue of such preferred stock.

Plan of distribution

We may from time to time offer and sell, separately or together, some or all of the shares of common stock covered by this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares of common stock necessarily will be offered or sold.

The shares of common stock covered by this prospectus may be sold from time to time at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices by a variety of methods including the following:

•	on the New York Stock Exchange (including through at the market offerings);

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through broker-dealers who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through put or call option transactions relating to the shares of common stock;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by us may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the shares of common stock by a broker-dealer as principal and resales of the shares of common stock by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers on a best efforts basis.

At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus supplement. Any such required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

We may also authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the revised prospectus or prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission that we must pay for solicitation of these contracts will be described in a revised prospectus or prospectus supplement.

In connection with the sale of the shares of common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriters, broker-dealers or agents participating in the distribution of the shares of common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker/dealers or agents may be deemed to be underwriting commissions under the Securities Act.

We may agree to indemnify underwriters, broker-dealers or agents against certain liabilities including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, broker-dealers or agents may be required to make.

Certain of the underwriters, broker-dealers or agents who may become involved in the sale of the shares of common stock may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

Legal matters

The validity of the issuance of the shares of our common stock described herein will be passed upon by Paul A. Koches, Executive Vice President and General Counsel of the Company.

Experts

The financial statements, and the related financial statement schedules, incorporated in this prospectus by reference from Ocwen Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010 and 2009, and the effectiveness of Ocwen Financial Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Ocwen Financial Corporation for the year ended December 31, 2008 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2010 and December 31, 2009 and for each of the three years in the period ended December 31, 2010 relating to the Litton Loan Servicing Business incorporated in this prospectus by reference to Ocwen Financial Corporation’s Current Report on Form 8-K/A filed on October 4, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2009 and December 31, 2008 and for each of the three years in the period ended December 31, 2009 for HomeEq Servicing incorporated in this prospectus by reference to Ocwen Financial Corporation’s Current Report on Form 8-K/A filed on November 18, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.